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                                                               EXHIBIT 12.1
                              AMERICAN EXPRESS COMPANY

            COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                                (Dollars in millions)


                                           Years Ended December 31,
                                --------------------------------------------
                                1994      1993      1992      1991      1990
                                ----      ----      ----      ----      ----
    Earnings:
     Pretax income from
       continuing operations  $1,891    $2,326    $  896    $  622    $1,578
     Interest expense          1,925     1,783     2,171     2,761     3,160
     Other adjustments           103        88       196       142       209
                               -----     -----     -----     -----     -----
    Total earnings (a)        $3,919    $4,197    $3,263    $3,525    $4,947
                               -----     -----     -----     -----     -----

    Fixed charges:
     Interest expense         $1,925    $1,783    $2,171    $2,761    $3,160
     Other adjustments           142       130       154       147       143
                               -----     -----     -----     -----     -----

    Total fixed charges (b)   $2,067    $1,913    $2,325    $2,908    $3,303
                               -----     -----     -----     -----     -----

    Ratio of earnings to
     fixed charges (a/b)        1.90      2.19      1.40      1.21      1.50

 Included in interest expense in the above computation is interest expense related to the Company's international banking operations and Travel Related Services' consumer lending activities, which is netted against interest and dividends in the Consolidated Statement of Income.

 For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

 For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

 On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation to approximately 22 percent through a public offering. As a result, beginning in 1993 FDC is reported as an equity investment in the above computation.